# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Larimar Therapeutics, Inc., CIK 0001374690
CUSIP: 517125100
Title of class of securities: Common Stock
Address of issuer's principal executive offices: Three Bala Plaza East. Suite 506, Bala Cynwyd, Pennsylvania (PA), 19004
Date of event which requires filing of this statement: 08/29/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001595855

## Reporting persons
- Opaleye Management, Inc.: type of reporting person: investment adviser (IA), corporation (CO); citizenship or place of organization: Massachusetts (MA); sole voting power 0; shared voting power 4,110,000; sole dispositive power 0; shared dispositive power 4,110,000; aggregate amount beneficially owned 4,110,000 (4.8% of the class)
  Comment: This Schedule 13G amendment is being filed voluntarily.
- Opaleye, L.P.: type of reporting person: other (OO); citizenship or place of organization: Massachusetts (MA); sole voting power 0; shared voting power 4,110,000; sole dispositive power 0; shared dispositive power 4,110,000; aggregate amount beneficially owned 4,110,000 (4.8% of the class)
  Comment: This Schedule 13G amendment is being filed voluntarily.
- James Silverman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 4,110,000; sole dispositive power 0; shared dispositive power 4,110,000; aggregate amount beneficially owned 4,110,000 (4.8% of the class)
  Comment: This Schedule 13G amendment is being filed voluntarily.

## Item 1. Issuer
Name of issuer: Larimar Therapeutics, Inc.
Address of issuer's principal executive offices: Three Bala Plaza East. Suite 506, Bala Cynwyd, PA, 19004

## Item 2. Person Filing
Name of person filing: Opaleye Management, Inc. Opaleye, L.P. James Silverman This statement is filed by (i) Opaleye Management, Inc. (the "Adviser"), (ii) Opaleye, L.P. (the "Fund") and (iii) James Silverman with respect to shares directly held by the Fund. The Adviser serves as investment adviser to the Fund. Mr. Silverman exercises control over the Adviser. The filing of this statement should not be construed as an admission that any of the foregoing persons is, for the purposes of Section 13 of the Securities Exchange Act, the beneficial owner of the shares reported herein.
Address of principal business office or, if none, residence: One Boston Place, 26th Floor, Boston, MA 02108
Citizenship: Opaleye Management, Inc. - Massachusetts Opaleye, L.P. - Massachusetts James Silverman - USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 4,110,000.00
Percent of class: 4.80%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 4,110,000.00
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 4,110,000.00

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1 Joint Filing Agreement by and among the reporting persons

## Signatures
- Opaleye Management, Inc.: /s/ James Silverman, President (08/29/2025)
- Opaleye, L.P.: /s/ James Silverman, General Partner (08/29/2025)
- James Silverman: /s/ James Silverman, Individually (08/29/2025)